

DIVISION OF
CORPORATION FINANCE

June 17, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Robert J. Nikl
Chief Financial Officer
Verigy Ltd.
No. 1 Yishun Ave 7
Singapore 768923

> **Re:** **Verigy Ltd.**
> **Form 10-K for the Year Ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 000-52038**

Dear Mr. Nikl:

We have reviewed your response letter dated June 9, 2010 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Note 24. Segment & Geographic Information, page 103

1.   We note in your response to prior comment 5 that you expect your gross margins for SOC and memory test systems to <u>converge</u> as market conditions return to a more normal level. Please provide us with additional quantitative analysis of the economic characteristics of the SOC and memory test systems segments, including a discussion of the economic characteristics in normal market conditions and during the recent economic downturn. In addition, clarify if you expect the two segments to exhibit similar economic characteristics in the future and provide quantitative analysis that supports your

assessment. Refer to the guidance in paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief